Exhibit 99.1

OSISKO DEVELOPMENT CORP.

Report of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of each matter that was voted upon at the annual and special meeting of holders of common shares of Osisko Development Corp. (the “Company") held on June 23, 2026 (the “Meeting") and the outcome of the vote. Further information regarding the business of the Meeting is contained in the Company's management information circular dated May 11, 2026 (the “Circular"), which is available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

1.	Election of Directors

Each of the seven director nominees proposed by management were elected. Voting was conducted by ballot. The voting results were as follows:

Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against
Sean Roosen	202,062,275	98.91%	2,234,846	1.09%
Charles E. Page	172,497,611	84.44%	31,799,510	15.56%
Michèle McCarthy	171,284,316	83.84%	33,012,804	16.16%
David Danziger	169,832,493	83.13%	34,464,628	16.87%
Stephen Quin	203,529,000	99.62%	768,121	0.38%
Susan Craig	203,517,931	99.62%	779,189	0.38%
Keith McKay	203,583,947	99.65%	713,174	0.35%

2.	Appointment of Auditors

PricewaterhouseCoopers LLP was approved to serve as the auditor of the Company for 2026 and at a remuneration to be fixed by the board of directors. Voting was conducted by show of hands. The voting results were as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
225,812,331	99.90%	219,606	0.10%

3.	Registered Office Resolution

The special resolution (the full text of which is reproduced in the Circular) for the amendment to the Articles of the Company to change the province of the Company's registered office from the Province of Québec to the Province of Ontario was approved. Voting was conducted by show of hands. The voting results were as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
204,029,595	99.88%	241,093	0.12%

4.	Name Change Resolution

The special resolution (the full text of which is reproduced in the Circular) for the change of name of the Company from “Osisko Development Corp." to “Osisko Gold Group Inc." was approved. Voting was conducted by show of hands. The voting results were as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
224,810,764	99.46%	1,221,172	0.54%

Dated at Toronto, Ontario, this 23rd day of June 2026.